17009963

UNITED STATES
:URITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

SEC
ail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 3 2017

Washington DC

OMB APPROVAL
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hours per response 12.00

SEC FILE NUMBER
8- 67307

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 1, 2016 (MM/DD/YY) AND ENDING Dec 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NMS CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 North Camden Drive, 4th Floor
(No. and Street)

Beverly Hills (City) **California** (State) **90210** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – if individual, state last, first, middle name)

15565 Northland Drive, Ste. 508 West (Address) **Southfield** (City) **MI** (State) **48075** (Zip Code)

CHECK ONE:

[X]Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Trevor M. Saliba, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of NMS Capital Advisors, LLC as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chairman & CEO

Title

SEE ATTACHMENT

Sworn and subscribed to me on the

28th day of FEB, 2017

Notary Public

This report** contains (check all applicable boxes)

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[X] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 20 17, by Trevor Saliba
______________________________,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JOHN JUSTIN SHAW
Notary Public - California
Los Angeles County
Commission # 2157363
My Comm. Expires Jun 20, 2020

(Seal) Signature [signature]
JOHN JUSTIN SHAW

EDWARD RICHARDSON, JR., C.P.A.

CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER:
MICHIGAN ASSOCIATION OF CPAs
AMERICAN INSTITUTE OF CPAs

(248) 559-4514
Fax: (248) 559-0015

INDEPENDENT AUDITOR'S REPORT

Board of Directors
NMS Capital Advisors, LLC
433 North Camden
Beverly Hills, CA 90210

Report on the Financial Statements

I have audited the accompanying statement of financial condition of NMS Capital Advisors, LLC as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of NMS Capital Advisors, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NMS Capital Advisors, LLC as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of NMS Capital Advisors, LLC financial statements. Supplemental Information is the responsibility of NMS Capital Advisors, LLC's management. My audit procedures included determining

whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 24, 2017

NMS CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

DECEMBER 31, 2016

NMS Capital Advisors, LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	339,529
Accounts receivable		627,787
Deposit with clearing firm		25,000
Securities owned, at fair value		120
Total assets	$	992,436
Liabilities and Member's Equity		
Liabilities:		
Commissions payable	$	508,300
Accounts payable and accrued expenses		11,660
Total liabilities		519,960
Member's Equity		472,476
Total liabilities and member's equity	$	992,436

See accompanying notes.

NMS Capital Advisors, LLC

Statement of Operations

Year Ended December 31, 2016

Revenue		
Commissions and fees	$	5,526,458
Other		37,257
Unrealized gain (loss) on investments		(700)
		5,563,015
Expenses		
Management fees		973,500
Commissions, finders fees, brokerage, and regulatory fees		98,947
Professional fees		9,655
Office and communications		2,436
Occupancy		10,500
Compensation and benefits		4,239,594
Other		9,064
		5,343,696
Net income	$	219,319

See accompanying notes.

NMS Capital Advisors, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2016

		Member's Equity
Balance at January 1, 2016	$	253,157
Net income		219,319
Balance at December 31, 2016	$	472,476

See accompanying notes.

NMS Capital Advisors, LLC

Statement of Cash Flows

Year Ended December 31, 2016

Cash flows from operating activities		
Net income	$	219,319
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Unrealized gain (loss) on investments		700
Accounts receivable		(417,926)
Increase (decrease) in operating liabilities:		
Commissions payable		475,551
Accounts payable and accrued expenses		(158,063)
Net cash (provided by) operating activities		119,581
Net increase in cash		119,581
Cash at beginning of year		219,948
Cash at end of year	$	339,529

See accompanying notes.

NMS CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE A – Organization and nature of business

NMS Capital Advisors, LLC is a non-clearing broker dealer registered with the Securities and Exchange Commission (SEC) and a member of Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company organized under the laws of the State of Nevada. The Company is a wholly-owned subsidiary of NMS FIN Holdings, LLC.

NOTE B – Summary of significant accounting policies

Basis of accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Income is recorded when earned and expenses are recorded when incurred.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Concentration of credit risk

The Company maintains its cash in bank deposit accounts that at times may exceed federally-insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risks related to cash.

Investments

The Company determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date. Marketable securities have been classified as trading and are reported at fair value with unrealized appreciation or depreciation in fair value recognized in earnings.

Accounts receivable and allowance for doubtful accounts

The Company reports receivables at net realizable value. The company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivable aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company's policy is to recognize bad debt expense, if any, in operating expenses.

NOTE B – Summary of significant accounting policies, continued

Income taxes

The Company was formed a limited liability company. As such, the Company's income or loss and credits and deductions are passed through to its member and reported on the member's income tax return. The Company is not required to file a tax return in the federal or Nevada Jurisdiction.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of December 31, 2016, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties and interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2013.

Subsequent event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 24, 2017, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE C – Fair value measurements

The Company follows the provisions of ASC 820, Fair Value Measurements. This standard defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. ASC 820 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

ASC 820 enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine values.

ASC 820 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities.
- Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
- Level 3: Unobservable inputs that are not corroborated by market data.

The Company's financial assets as of December 31, 2016 include investments as follows:

	Level 1
Common stock	$ 120

The Company has no level 2 or level 3 investments.

NMS CAPITAL ADVISORS, LLC

NOTES TO FINANICAL STATEMENTS

NOTE D – Net capital requirements

As a member organization of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital was $366,741 and exceeded the minimum net capital requirement by $332,077. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016 was 142 to 1.

NOTE E – Exemption from SEC Rule 15c3-3

The Company is a non-clearing broker dealer that does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the reserve requirements under SEC rule 15c3-3.

NOTE F – Possession or control requirements

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE G – SIPC reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report.

NOTE H – Related party transactions

During the year ended December 31, 2016, the Company paid management fees of $973,500 to NMS Capital Group. These payments were in some cases reimbursement of expenses and salaries paid as well as general management fees paid.

At December 31, 2016, these were no amounts due to NMS Capital Group for management fees.

In addition, the Company is being charged rent for office premises by NMS Capital Group at the rate of $1,000 per month. Rent expense was $10,500 for the year ended December 31, 2016.

NMS CAPITAL ADVISORS, LLC

NOTES TO FINANICAL STATEMENTS

NMS Capital Advisors, LLC

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

December 31, 2016

Computation of net capital		
Total member's equity		$ 472,476
Deduct member's equity not allowable for Net Capital		-
Total member's equity qualified for net capital		472,476
Deductions and /or charges:		
Nonallowable assets:		
Other - accounts receivable	$ 105,717	(105,717)
Net capital before haircuts on securities positions		366,759
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 18	(18)
Net capital		$ 366,741
Computation of basic capital requirement		
Minimum net capital required (greater of $5,000 or 6 ⅔% of aggregate indebtedness)		34,664
Net capital in excess of net capital requirement		$ 332,077
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 519,960
Ratio of aggregate indebtedness to net capital		% 142

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2016.

See accompanying notes.

SUPPLEMENTAL INFORMATION

NMS Capital Advisors, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2016

The Company did not handle any customer cash or securities during the year ended December 31, 2016 and does not have any customer accounts.

NMS Capital Advisors, LLC

Computation for Determination of PAIB Reserve Requirements pursuant to Rule 15c3-3

December 31, 2016

The Company did not handle any customer cash or securities during the year ended December 31, 2016 and does not have any customer accounts.

NMS Capital Advisors, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2016

The Company did not handle any customer cash or securities during the year ended December 31, 2016 and does not have any customer accounts.

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 24, 2017

Board of Directors
NMS Capital Advisors, LLC
433 North Camden Drive,
4th Floor
Beverly Hills, CA 90210

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) NMS Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which NMS Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) NMS Capital Advisors, LLC stated that NMS Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. NMS Capital Advisors, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NMS Capital Advisors, LLC.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

NMS Capital

February 24, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that NMS Capital Advisers, LLC has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2016 through December 31, 2016. NMS Capital Advisers, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis. NMS Capital Advisers, LLC's past business has been of similar nature and has complied to this exemption since its inception.

Trevor Saliba, the president of NMS Capital Advisers, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Trevor Saliba has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected NMS Capital Advisers, LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (800) 716-2080.

Very truly yours,

NMS Capital Advisers, LLC

Trevor M. Saliba
Chairman / CEO

NMS Capital

NMS Capital Advisors, LLC
433 North Camden Drive
4th Floor
Beverly Hills, CA 90210

Tel: (800) 716-2080
Fax: (310) 279-5155
www.nmsadvisors.com

Member FINRA - MSRB - SIPC

February 24, 2017

Edward Richardson, Jr., CPA
15565 Northland Dr.
Suite 508 West
Southfield, MI. 48075

Dear Mr. Richardson:

This representation letter is provided in connection with your audit of the financial statements of **NMS Capital Advisors, LLC** which comprise the statement of financial condition as of December 31, 2016, and the related statements of income, statement of changes in member equity,, changes in subordinated liabilities, and cash flows for the December 31, 2016, then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 24, 2017, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated February 24, 2017, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
    - Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all related parties and all relationships and transactions with related parties.
    - Additional information that you have requested from us for the purpose of the audit.
    - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.
- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.

- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management,
    - Employees who have significant roles in internal control, or
    - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.
- The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.
- There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties.*
- We have obtained the service auditor's report from our service organization COR Clearing LLC. We have reviewed that report, including the complementary user controls. We have implemented the relevant user controls and they were in operation for the period ended December 31, 2016.

- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.
- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We understand and acknowledge our responsibility for the fair presentation of the Net Capital Computation, Statement of Changes in Liabilities Subordinated to the Claims of General Creditors, Report on Broker Dealer Exemption, and Report on SIPC Assessment Reconciliation in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the Net Capital Computation, Statement of Changes in Liabilities Subordinated to the Claims of General Creditors, Report on Broker Dealer Exemption, and Report on SIPC Assessment Reconciliation, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the Net Capital Computation, Statement of Changes in Liabilities Subordinated to the Claims of General Creditors, Report on Broker Dealer Exemption, and Report on SIPC Assessment Reconciliation have not changed from those used in the prior period. The form and content of Net Capital Computation, Statement of Changes in Liabilities Subordinated to the Claims of General Creditors, Report on Broker Dealer Exemption, and Report on SIPC Assessment Reconciliation complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.
- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the period ended December 31, 2016, or through February 24, 2017.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2016, to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2016.
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, accuracy and completion, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

NMS Capital

- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the period ended December 31, 2016, and through February 24, 2017.
- Net capital computations prepared by us during the period January 1, 2016 through February 24, 2017indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.
- There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2016, or during the period January 1, 2016 through February 24, 2017, , in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- There are no outstanding past due PCAOB accounting support fees.
- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(a)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: ______________________________

Title: Chairman and Chief Executive Officer